FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  17 March 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



International Power Completes A$62 million (GBP25 million) Non-recourse

Financing for Canunda Wind Farm in South Australia


(London - 17 March 2004) International Power today announces that it has successfully raised A$62 million (GBP25 million) of non-recourse finance to fund the development and construction of the 46 MW Canunda wind farm in South Australia. The lead arranger banks for this financing were The Royal Bank of Scotland and Credit Agricole Indo-Suez. International Power will invest AU$30 million (GBP12 million) in this project, taking the total enterprise value to A$92 million (GBP37 million).


The wind farm will comprise twenty three 2MW wind turbines, and construction will commence in the second quarter of this year, with the first 2MW wind turbine commencing operation in 2004. All 23 turbines are expected to be operational by early 2005.


The entire output from the wind farm has been contracted under a long term power purchase agreement with Australia's leading retailer, Australian Gas and Light Company.


Investor and Media Contact:


Aarti Singhal

+44 (0)20 7320 8681


Notes to editors:


The turbines will be built by Vestas International Wind Technology, one of the world's largest wind turbine manufacturers. The wind farm site is located on a ridge overlooking Lake Bonney in South Eastern Australia, 14km from International Power's 63MW Snuggery peaking station.


International Power plc is a leading independent electricity generating company with 11,072MW (net) in operation and 1,609MW (net) under construction. Among the countries where International Power has facilities in operation or under construction are Australia, the United States, the United Kingdom, the Czech Republic, the UAE, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADRs), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary